                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               CLARUS CORPORATION
               ---------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    182707109
               ---------------------------------------------------
                                 (CUSIP Number)

                            Robert L. Lawrence, Esq.
                               Kane Kessler, P.C.
                          1350 Avenue of the Americas,
                                   26th Floor
                               New York, NY 10019
                                 (212) 541-6222
               ---------------------------------------------------
  Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 28, 2002
               ---------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                        ------------------------------
CUSIP No. 182707109                               Page 2 of 8 Pages
--------------------------                        ------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warren B. Kanders
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               813,250
                        --------------------------------------------------------
   NUMBER OF              8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 0
    OWNED BY            --------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    813,250
      WITH              --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         813,250
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------                    ------------------------------------
CUSIP No. 182707109                         Page 3 of 8 Pages
------------------------                    ------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Burtt R. Ehrlich
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                             [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               38,000
 NUMBER OF              --------------------------------------------------------
   SHARES                 8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                     11,500
    EACH                --------------------------------------------------------
 REPORTING                9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                       38,000
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               11,500
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,500
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------          -------------------------------------
CUSIP No. 182707109                       Page 4 of 8 Pages
--------------------------------          -------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         S.T. Investors Fund, LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                    [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               31,350
                        -------------------------------------------------------
                          8    SHARED VOTING POWER
   NUMBER OF
     SHARES                    0
  BENEFICIALLY          -------------------------------------------------------
    OWNED BY              9    SOLE DISPOSITIVE POWER
      EACH
   REPORTING                   31,350
     PERSON             -------------------------------------------------------
      WITH               10    SHARED DISPOSITIVE POWER

                               0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,350
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         00
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------                  -----------------------------
CUSIP No. 182707109                                Page 5 of 8 Pages
---------------------------------                  -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nicholas Sokolow
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                    [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States and France
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
                        --------------------------------------------------------
                          8    SHARED VOTING POWER
 NUMBER OF
   SHARES                      31,350
BENEFICIALLY            --------------------------------------------------------
  OWNED BY                9    SOLE DISPOSITIVE POWER
    EACH
 REPORTING                     0
   PERSON               --------------------------------------------------------
    WITH                  10   SHARED DISPOSITIVE POWER

                               31,350
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,350
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D filed April 12, 2002 (the "Schedule 13D") filed by Warren B. Kanders, Burtt R. Ehrlich, ST Investors Fund, LLC and Nicholas Sokolow in connection with the shares of common stock, par value $.0001 per share, of Clarus Corporation, a Delaware corporation, is hereby amended by this Amendment No. 1 to the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the interests reported herein of Kanders, Ehrlich and ST Investors were $2,941,383, $250,250 and $130,524, respectively. Such funds were furnished from Messrs. Kanders' and Ehrlich's personal funds and from ST Investors' working capital.

Item 4.  Purpose of Transaction.

         On April 24, 2002, the Reporting Persons filed a preliminary proxy solicitation statement with the Securities and Exchange Commission seeking the election of Warren B. Kanders, Burtt R. Ehrlich and Nicholas Sokolow to the Board of Directors of the Company. On May 28, 2002, the Company announced the results of the vote of the 2002 annual meeting of stockholders held on May 21, 2002. The Company announced that Messrs. Kanders, Ehrlich and Sokolow were elected as directors of the Company.

         As stated in the Schedule 13D filed by the Reporting Persons on April 12, 2002, as a result of the Company's performance, the Reporting Persons intend to pursue strategies designed to enhance shareholder value. Following their election to the Board of Directors of the Company, the Reporting Persons, in a manner consistent with their fiduciary duties as directors of the Company, intend to review the options and strategies available to the Company together with the other members of the Board of Directors and management of the Company in an effort to enhance shareholder value. Such actions may include, among other things, (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors and/or management of the Company, including plans or proposals to change the number or term of directors; (e) material change in the present capitalization of the Company; (f) other material change in the Company's business or corporate structure; and (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person. The Reporting Persons have no contract, understanding or other arrangement to take any of the aforementioned actions or otherwise to act in unison with respect to the Company or the securities of the Company.

Item 5.  Interest in Securities of the Issuer.

         (a-b)(i) On the date of this statement, Kanders beneficially owns, and has the sole power to direct the vote and disposition of, 813,250 shares of Common Stock or approximately 5.2% of the outstanding Common Stock.

         (ii) On the date of this statement, Ehrlich beneficially owns, and has the sole power to direct the vote and disposition of, 38,000 shares of Common Stock or approximately 0.2% of the outstanding Common Stock. Certain trusts (the "Trusts") for the benefit of Ehrlich's children own and have the power to direct the vote and disposition of 11,5000 shares of Common Stock or approximately 0.1% of the outstanding Common Stock. Ehrlich's spouse has the sole power to direct the vote and disposition of the Common Stock owned by the Trusts. Ehrlich may be deemed to share the power to direct the vote and disposition of the shares of Common Stock beneficially owned by the Trusts.

         (iii) On the date of this statement, ST Investors beneficially owns, and has the sole power to direct the vote and disposition of, 31,350 shares of Common Stock or approximately 0.2% of the outstanding Common Stock. Sokolow, as the managing member of ST Investors, may be deemed to share the power to direct the vote and disposition of the shares of Common Stock beneficially owned by ST Investors.

         The percentage of Common Stock reported as beneficially owned is based upon 15,578,147 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002.

         With the exception of Sokolow's interest in the shares of Common Stock beneficially owned by ST Investors by virtue of his position as managing member of ST Investors, each Reporting Person disclaims any beneficial interest in the shares of Common Stock held by the other Reporting Persons.

         (c) The Reporting Persons effected the following transactions in the Common Stock since their most recent filing on Schedule 13D, all of which were executed on the open market:

                  (i)      Mr. Kanders:

                           # of Shares     Date                   Average Cost
                           -----------     ----                   ------------
                           1,000           April 19, 2002         $4.56

                  (ii)     Mr. Ehrlich (The 11,500 shares purchased on
                           April 15, 2002, were purchased by certain trusts for the benefit of Mr. Ehrlich's children. Mr. Ehrlich disclaims beneficial ownership of such shares):

                           # of Shares     Date                  Average Cost
                           -----------     ----                  ------------
                           11,500          April 15, 2002        $4.06
                           10,000          May 14, 2002          $5.60
                           3,000           May 20, 2002          $5.30
                           10,000          May 21, 2002          $5.55
                           5,000           May 22, 2002          $5.87

         (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

         (e)      Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 5, 2002



                                          /s/ Warren B. Kanders
                                          ------------------------------------
                                          Warren B. Kanders



                                          /s/ Burtt R. Ehrlich
                                          ------------------------------------
                                          Burtt R. Ehrlich



                                          /s/ Nicholas Sokolow
                                          ------------------------------------
                                          Nicholas Sokolow, individually and
                                          on behalf of S.T. Investors Fund, LLC